

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2015

Via E-mail
Gregory M. Dangler
President
RMR Industrials, Inc.
9595 Wilshire Blvd., Suite 310
Beverly Hills, CA 90212

> **Re:** **RMR Industrials, Inc.**
> **Form 8-K**
> **Filed February 27, 2015**
> **File No. 333-185046**

Dear Mr. Dangler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. We note disclosure in Item 5.06 and elsewhere in your report that you believe you exited shell company status as a result of the merger agreement described under Item 2.01. We also note, however, that you are a developmental stage company with an aspirational business plan, assets consisting of only cash, and you have not yet begun any operations and have no revenues as of January 31, 2015. Accordingly, please provide us with a detailed analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2 of the Exchange Act of 1934, as amended. For guidance, refer to SEC Release No. 34-52038.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. Please clarify that the transaction is among entities under common control and identify these persons.

3. Revise your disclosure to explain the reasons the parties, namely Mr. Gregory Dangler and Mr. Chad Brownstein, decided to proceed with this transaction and this particular structure at this time. In addition, please identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

4. Please remove the language "qualified in its entirety by reference to the full text of the Merger Agreement" because your description of the agreement should cover all material provisions of the agreement.

Description of Business, page 4

5. We note your intent to "utilize a disciplined approach to identify and evaluate potential acquisitions, only pursuing those that meet our financial and strategic criteria." Please discuss in greater detail the material components of your "financial and strategic criteria." Please tell us how you intend to fund this process.

6. Please disclose whether you have any current plans, arrangements, discussions or intentions to engage in a merger or acquisition with an identified or unidentified company or person to be used as a vehicle for a private company to become a reporting company.

Strategy, page 5

7. Please discuss material aspects of your potential asset purchases under consideration. In this regard, please disclose the parties, industries and types of contracts in which you appear to have entered into in order to provide shareholders and potential investors with greater insight into your current opportunities. If you wish to request confidential treatment under Exchange Act Rule 24b-2, you may do so by following the procedures set forth in the Division of Corporation Finance´s Staff Legal Bulletin 1A, available at http://www.sec.gov/interps/legal/slbcf1r.htm.

8. Please revise to disclose your basis for believing that you anticipate closing on several acquisitions during 2015. In addition, please disclose whether or not you have ever engaged or entered into any industrial asset purchase agreement(s) or any other asset purchase agreement(s).

Intellectual Property, page 6

9. Please disclose whether or not you have ever engaged or entered into any option agreement to license intellectual property. In addition, revise your disclosure to explain when and how the parties were introduced and the reasons they decided to proceed with this agreement and this particular structure at this particular time. Please identify any third parties that played a material role in arranging or facilitating the transaction and disclose any benefits they received for their roles.

Directors and Executive Officers, page 25

10. Please revise to clarify Mr. Peltz's business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

Related Party Transactions, page 29

11. Please revise to disclose Messrs. Dangler and Brownstein's positions and ownership interest with Rocky Mountain Resource Holdings Inc. Refer to Item 404(a)(2) and (a)(6) of Regulation S-K. We note disclosure under your beneficial ownerships tables on pages 23 and 24.

12. Please revise to disclose the material terms of the Management Services Agreement. Refer to Item 404(a) of Regulation S-K. In this regard, also disclose Industrial Management's sole discretion to accept convertible preferred stock and the conversion terms.

Section 9 – Financial Statements and Exhibits

13. Please refile a signed and executed copy of each agreement filed hereunder, particularly Exhibit 2.1 Merger Agreement and Exhibit 10.2 Option Agreement with Colorado School of Mines.

Exhibit 10.2

14. We note that obtaining the exclusive rights under the option agreement requires a non-refundable fee of $30,000 at inception. Since it does not appear that you have paid this fee, it is unclear how you could avail of the exclusive rights under this option agreement and recognize this asset on your balance sheet. Please advise us.

Exhibit 99.1

Subsequent Events, page 14

15. Please expand your disclosure to include the significant terms of the Management Services Agreement between RMR IP and Industrial Management ("IM"), which appear to be material to your financial statements, including but not limited to the compensation arrangement, IM's option to accept convertible preferred stock, and the conversion terms of the preferred stock.

Exhibit 99.2

Pro Forma Combined Financial Information

    16. Please clarify here and elsewhere, where applicable, that the transaction is among entities under common control.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

                       Sincerely,

                       /s/ Celeste M. Murphy for

                       Larry Spirgel
                       Assistant Director

cc: Via E-mail
       Mark Lee
       Sung Kim
       Greenberg Traurig, LLP